Exhibit 2

April 11, 2016

By Hand Delivery, FedEx and Email

Board of Directors
c/o Sorrento Therapeutics, Inc.
9380 Judicial Drive, San Diego, CA 92121
Attn: Corporate Secretary

Re: Demand for Inspection of Books and Records

Dear Sir or Madam:

I write on behalf of Wildcat Liquid Alpha, LLC (“WLA”), the beneficial and record owner of 184,000 shares of common stock of Sorrento Therapeutics, Inc. (the “Company”), a Delaware Corporation.[1] Pursuant to the attached power of attorney from WLA, Wildcat Capital Management, LLC (“Wildcat Capital”) is authorized to act on behalf of WLA in connection with this request.

WLA has serious concerns regarding the Company’s recent public announcement on April 4, 2016, that it has entered into “definitive agreements” with certain investors (the “Investors”), including Ally Bridge Group and Yuhan Corporation, whereby such Investors will invest up to approximately $150 million in separate private placements in newly issued common stock at $5.55 per share and receive warrants to purchase common stock with an exercise price of $8.50 per share (collectively, the “Transactions”). As of December 31, 2015, the Company reported in its March 14, 2016 Form 10-K that it had 37,771,459 shares outstanding; thus if the Company does in fact issue all of the shares covered by these agreements, it will issue 32,317,966 shares of common stock to the Investors, representing over 46% of the Company’s outstanding shares post-Transactions.

Other than the sparse and incomplete disclosures in the Company’s April 4, 2016 press release and its April 5, 2016 Form 8-K announcing the Transactions, the Company’s shareholders have been provided with no information concerning the Transactions. The Company states that the closing of the Transactions are subject to customary closing conditions and the completion of due diligence by the Investors, but has not provided any information about the specific closing conditions, the rights of Ally Bridge Group or the other Investors to acquire less than the maximum number of shares or the “listing requirements of The Nasdaq Stock Market LLC” to which the Company maintains the Transactions are subject. Further, even though the Company anticipates that the closing of the Transactions will occur by the end of May 2016, the Company’s April 5, 2016 Form 8-K states that the Company does not intend to publicly file the Transactions’ documents, including the applicable purchase agreements and

______________________

1 Attached hereto are true and correct copies of a Merrill Lynch brokerage statement as of April 8, 2016 and a Citibank brokerage statement as of March 2016 confirming that WLA is the beneficial owner of 184,000 shares of common stock of the Company.

Board of Directors of Sorrento Therapeutics, Inc.

April 11, 2016

warrants, until after the Transactions close, when the Company files its Form 10-Q on or about June 30, 2016.

Accordingly, based on the Company’s statements and filings, the Company’s shareholders have not been, and will not be, provided with sufficient information by which to determine, among other things: (i) the likelihood that the Transactions actually close and the specifics of any condition that may cause the Transactions not to close; (ii) the actual number of shares that may be acquired (in the case of Ally Bridge Group, the Company’s filing states that “up to” $50 million of shares may be sold); (iii) the Transactions’ dilutive effect on the Company’s existing shareholders; (iv) any other relationship or agreements between any of the Investors and the Company (e.g., the recently reported joint venture agreement between one of the Investors and the Company pursuant to which such Investor will contribute additional capital); (v) the relationship, if any, between the Investors or any agreements amongst the Investors with respect to the Company; (vi) the governance rights of any Investor or the Investors collectively; (vii) whether a vote by the Company’s shareholders is required to approve the Transactions; (viii) whether the Transactions constitutes a change of control under applicable regulations and law, including, without limitation, pursuant to Rule 5635 of the NASDAQ Stock Market Rules; and (ix) whether the Company’s Board of Directors complied with its fiduciary duties, as applicable to the Transactions, under Delaware law. These unresolved and unaddressed matters raise serious concerns about the validity and viability of the announced Transactions.

For the purpose of investigating potential waste, mismanagement, and breaches of fiduciary duty in connection with the Transactions (including, without limitation, the significant concerns described above), and because of the lack of information the Company has provided to its shareholders concerning the Transactions, pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”), WLA hereby demands the right (in person or by its attorneys), during normal business hours, to inspect the following books and records and other documents of the Company (collectively, “Books and Records”) and to make copies or extracts therefrom: (i) all documents and agreements concerning the Transactions, including but not limited to the applicable purchase agreements, warrants, and other associated transactional documents; (ii) all documents and other materials presented to the Company’s Board of Directors or any committee thereof concerning the Transactions; (iii) all minutes of any Board of Directors meetings, as well as any meetings of any regular or special committee, concerning the Transactions; (iv) all agreements between or among any of the Investors, and/or the Company, concerning the Transactions or related arrangements, agreements, or understanding; (v) all documents communicating, reflecting, or analyzing any competing offers or alternative proposals to the Transactions presented to the Board of Directors or its advisors, whether or not such offers or proposals were actually considered by the Board of Directors; (vi) any analysis or presentations by a financial advisor in connection with the Transactions or any competing offers or alternative proposals to the Transactions; and (vii) any correspondence with the NASDAQ concerning the Transactions.

Please advise WLA’s attorneys, Marc E. Kasowitz of Kasowitz, Benson, Torres & Friedman LLP, 1633 Broadway, New York, New York 10019, (212) 506-1700 and William M.

Board of Directors of Sorrento Therapeutics, Inc.

April 11, 2016

Lafferty of Morris, Nichols, Arsht & Tunnell LLP, 1201 North Market Street, Wilmington, Delaware 19899, (302) 658-9200, within five (5) business days after the date of this demand, where and when the Books and Records will be available for inspection. WLA hereby authorizes Mr. Kasowitz, Mr. Lafferty and their respective partners, associates, employees and any other persons to be designated by them, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

WLA agrees to bear the reasonable costs incurred by the Company in connection with the production of the Books and Records demanded. WLA further agrees promptly to enter into a reasonable confidentiality agreement to protect any material non-public information from disclosure.

Please be advised that if WLA’s demand is not honored within the period set forth in Section 220 (i.e., within five (5) business days after the date of this demand), WLA will apply to the Delaware Court of Chancery to compel the Company to comply with its obligations under Section 220 and Delaware common law.

Nothing contained herein shall constitute a waiver of any of WLA’s rights and remedies, including its right to communicate with the NASDAQ or other regulators concerning the issues raised herein, all of which are hereby reserved.

Sincerely,

/s/ Leonard A. Potter
Leonard A. Potter

Wildcat Capital Management, LLC,

As Attorney-In-Fact for

Wildcat Liquid Alpha, LLC

cc: Marc E. Kasowitz, Esq.
William M. Lafferty, Esq.

AFFIDAVIT AND POWER OF ATTORNEY

STATE OF TEXAS	:
: SS.
COUNTY OF TARRANT	:

BE IT REMEMBERED that, the undersigned, Sherri Conn, personally appeared before me, who being duly sworn, deposes and says:

1. That I am the Secretary of Wildcat Liquid Alpha, LLC (“WLA”) and am authorized to execute this Affidavit and Power of Attorney on its behalf

2. That the foregoing is WLA’s letter of demand for the inspection of designated Books and Records of Sorrento Therapeutics, Inc. and that the statements made in such letter are true and correct to the best of WLA’s knowledge and belief

3. That WLA hereby authorizes Leonard A. Potter, the President of Wildcat Capital Management, LLC, to make the demand on behalf of WLA.

4. That the letter contains a designation of Marc E. Kasowitz of Kasowitz, Benson, Torres & Friedman LLP, William M. Lafferty of Morris, Nichols, Arsht & Tunnell LLP, and their respective partners, associates and employees and any other persons to be designated by them, acting together, singly or in combination as the undersigned’s attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned’s power of attorney authorizing the foregoing persons to act on behalf of the undersigned.